Legg Mason Partners Equity Trust
Legg Mason ClearBridge Mid Cap Core Fund
Sub-item 77M



LEGG MASON CLEARBRIDGE MID CAP CORE FUND a series of LEGG MASON PARTNERS EQUITY TRUST

       The Legg Mason ClearBridge Mid Cap Core Fund, pursuant to the Agreement and Plan of Reorganization, acquired the assets and liabilities of the Legg Mason ClearBridge Capital Fund, effective
May 20, 2011.